Filed by Spring Valley Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spring Valley Acquisition Corp.
Commission File No. 001-39736

AeroFarms Serves Up High-Growth Greens Investors Shouldn’t Miss

April 22, 2020	7 Minutes Read

▪	AeroFarms going public via merger with Spring Valley Acquisition Corp. (NASDAQ: SV)
▪	Company will be one of a small number of certified B Corporations in public markets
▪	Fresh produce industry forecast to grow 7% annually from 2019 to 2023, hitting $1.8 Trillion
▪	AeroFarms projects revenue of $330 million in 2025 with $82 million of Ebitda
▪	Stock trades at 2.6 times 2025 sales, far less than AppHarvest, Freshpet, Beyond Meat
▪	Company led by Co-Founder and CEO David Rosenberg, who helped pioneer technology
▪	Already operating New Jersey facility that sells greens to over 200 stores in region
▪	Customers include Whole Foods, FreshDirect, ShopRite, Amazon Fresh
▪	Plans next facility in Virginia with more regional locations across the U.S. on the way

By John Jannarone

When it comes to leafy greens, triple-washed or even organic just doesn’t cut it anymore, especially when produce comes from thousands of miles away and can spoil too quickly to eat. The good news for consumers and investors is an AI-based solution to those problems – all inside a tower that can be built virtually anywhere.

It’s time to get a taste of AeroFarms, which is merging with Spring Valley Acquisition Corp. (NASDAQ: SV), a special purpose acquisition company, or SPAC, that raised money to find a target. Investors who buy SV shares now will see them automatically convert to AeroFarms shares under the ticker ARFM after the deal closes later in the second quarter.

There’s good reason to consider investing in AeroFarms now rather than wait. Founded in 2004, the company has pioneered a technology that allows plants to grow in a highly-efficient, automated setting such as the company’s first facility in Newark, NJ, which is the largest vertical farm in the world.

AeroFarms uses propriety technology that includes lighting, machine learning, and genetics – all of which took years to refine before it could begin churning out produce for retailers. That gives it a major head start – and moat between – rivals who might try to replicate its offering.

A key benefit of the AeroFarms system is that it allows plants to grow with absolutely zero chemicals. Some so-called organic produce actually does contain certain pesticides. Worse, many consumers are lured by “triple-washed” produce that may have originally been sprayed with pesticides and still has significant traces remaining.

Indeed, demand for AeroFarms leafy greens is already strong across multiple segments. Those range from mass-market grocers like ShopRite to Whole Foods to delivery options such as FreshDirect and Amazon Fresh.

Such retailers – who already sell AeroFarms produce in over 200 locations – are likely to to snap up as many boxes of leafy greens as they can. Last year, AeroFarms products sold at a 50% higher rate per SKU than the average for indoor farming, according to Nielsen. The produce also boasts a Net Promoter Score (NPS) of 55, which is 57% higher than the indoor vertical farming segment average.

At the moment, there is enough demand to sell the Newark produce within a small geographic radius to ensure freshness, so more production capacity is the game plan. The next facility is expected this year in Danville, VA, which can serve the greater Washington, D.C. area and further south to Georgia. Potential target locations for facilities in 2022 include the Southeast, Texas, and greater St. Louis.

Another distinction to consider is that AeroFarms puts plant roots into cloth (which it can reuse or recycle) rather than water, as is done with hydroponics. That allows the plants to grow significantly faster, in turn increasing output frequency.

Consider AeroFarms’ superior metrics. Thanks to its technology and vertical stacking, AeroFarms can generate up to 390 pounds of produce per square foot annually. That compares with 12 pounds in a high-tech greenhouse and just one pound through traditional farming.

And with a data-driven model, AeroFarms can get better and better over time. With an understanding of plant biology, the system monitors each harvest and uses results to improve conditions such as lighting, water, and nutrients. The result is a superior product at a lower cost.

There is already proof in the numbers. AeroFarms has increased lighting efficiency 59% in the last five years. And in the last year alone, production yields rose 23%.

AeroFarms can delivery important social benefits to areas known as “food deserts” where low income people may have access to cigarettes and beer but little fresh produce. That problem became exacerbated during the worst days of the COVID crisis when supply chains dried up and grocers were left empty shelves.

Importantly, AeroFarms is a certified B Corporation, an unusual feature that appeals to many ESG-focused investors. In fact, the company didn’t need to change anything about its operations when it got the certification, which sets it apart from others that sought ESG cred and may have tweaked their businesses to fit the framework.

What’s more, many big institutions that want to buy ESG-focused companies aren’t allowed to buy shares of SPACs. That could mean a strong bid for AeroFarms right after the merger is effected.

All of this translates to an impressive growth trajectory that should have investors’ mouths watering. The company expects revenue to rise from $4 million this year to $330 million in 2025. The company will become profitable that year with $82 million of Ebitda and $193 million in 2026.

Some icing on the cake – that’s not captured in current forecasts – includes new categories beyond leafy greens. Berries, for instance, are notoriously hard to grow without pesticides. But AeroFarms has already had success, growing over 50 varieties of strawberries that are sweeter than their traditionally farmed counterparts, grow year-round, and of course have no pesticides.

Then there is all of the intellectual property (IP) AeroFarms has developed, with over 250 invention disclosures. Over time, some of that could be monetized by licensing it to other companies that don’t compete directly with AeroFarms.

It’s important to note the company will continue to be led by Co-Founder and CEO David Rosenberg, whose deep understanding of the technology has been critical to AeroFarms’ growth. Mr. Rosenberg will remain critical to both improvements in production as well as distribution to retail partners.

Trading at exactly $10, the company has an implied enterprise value of 2.6 times 2025 sales. That looks downright scrumptious compared to other high-growth, sustainable food players. Beyond Meat, Inc. trades at 5 times and FreshPet Inc at 6 times, according to Sentieo, an AI-enabled research platform. AppHarvest, perhaps the most direct comp, trades at 3.2 times the company’s own 2025 forecasts, though it recently commanded a far higher valuation.

The SPAC universe has traded softly in recent weeks, particularly as investors grew wary of ideas that look more like science projects than real businesses. But AeroFarms is the real deal, already feeding Americans as fast as it can deliver its greens to retailers. And with the stock trading at the value of cash in trust, there is no downside to owning it here. Investors with an appetite for returns have every reason to start nibbling.

Contact IPO Edge:

John Jannarone, Editor-in-Chief

www.IPO-Edge.com

Editor@IPO-Edge.com

Twitter: @ipoedge

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Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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